May 11, 2007

Mail Stop 4561

Mr. Robert Armstrong
Chief Financial Officer
Ritchie Bros. Auctioneers Incorporated
6500 River Road
Richmond, BC Canada
V6X 4G5

> **Re:** **Ritchie Bros. Auctioneers Incorporated**
> **Form 40-F for the year ended December 31, 2006**
> **Filed 2/22/07**
> **File No. 001-13425**

Dear Mr. Armstrong:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please advise us how you determined that you meet the eligibility requirements to file on Form 40-F. Refer to paragraph A(2) of the general instructions to Form 40-F. Specifically, tell us how you meet the requirements to qualify as a foreign private issuer.

2.   We note that you discuss gross auction sales within Management's Discussion
        and Analysis and various other parts of the filing. This disclosure represents a
        non-GAAP financial measure and it appears that your presentation of gross
        auction sales is not appropriate. Such measures need to be accompanied by clear
        disclosure that the measures do not have a standardized meaning, an explanation
        of their composition and reconciliation to the most directly comparable measure
        in the issuer's GAAP financial statements. In your response provide us with your
        proposed disclosure that will be included in future filings. For reference see
        Revised CSA Staff Notice 52-306.

Exhibit 2

Consolidated Statements of Operations, page 2-4

3.   In future filings please revise to present incidental interest income within the
        Other income (expenses) section of your Statement of Operations.

Consolidated Statements of Cash Flows, page 2-7

4.   Please advise us why you have characterized a decrease in funds committed for
        debt repayment as a financing cash inflow. In your response, tell us if these funds
        were legally restricted or just internally earmarked for debt service.

Note 1. Significant Accounting Policies, page 2-8

(f) Revenue recognition, page 2-9

5.   Please advise us of your basis in GAAP for recording the net gain or loss on
        auction of inventory items as revenue. It appears that you take ownership of some
        inventory and may have all of the risk related to their future sale. Tell us why you
        are recording these revenues on a net basis and not a gross basis. For reference
        see EITF 99-19. We are referencing US GAAP due to the fact that there is no
        reconciling item shown in footnote 9.

(m) Stock-based compensation, page 2-11

6.   We note that when stock and options are repurchased from employees, the excess
        consideration paid over the carrying value of the equity award is charged to
        retained earnings. Please note that additional compensation expense must be
        recognized if the repurchase price is greater than the fair value of the equity award
        on the date of repurchase or if the requisite service period has not been rendered.
        Refer to paragraph 55 of SFAS 123(R). Please elaborate on your accounting
        policy for stock and option repurchases, citing relevant accounting literature.

Mr. Robert Armstrong
Ritchie Bros. Auctioneers Incorporated
May 11, 2007
Page 3

Please also advise us if any additional compensation expense should have been recognized under SFAS 123(R) in connection with previous repurchases.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief